SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GREENIDGE GENERATION HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.50% Senior Subordinated Notes due 2026
(Title of Class of Securities)

39531G209
(CUSIP Numbers of Class of Securities)

Jordan Kovler
Chief Executive Officer
Greenidge Generation Holdings Inc.
1159 Pittsford-Victor Road, Suite 240

Pittsford, New York 14534
(315) 536-2359
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kenneth M. Silverman Olshan Frome Wolosky LLP 1325 Avenue of the Americas 15th Floor New York, New York 10019 Telephone: (212) 451-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2025, by Greenidge Generation Holdings, Inc., a Delaware corporation (“the “Company”) (“Amendment No. 1”, together with the Original Schedule TO, the “Schedule TO”). The Tender/Exchange Offer is subject to the conditions set forth in the Offer to Purchase/Exchange, dated June 17, 2025 (the “Offer to Purchase/Exchange”). The Offer to Purchase/Exchange and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as set forth below. All capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings ascribed to such terms in the Offer to Purchase/Exchange.

ITEM 12 EXHIBITS.

(a)(1)(A)	Offer to Purchase/Exchange, dated June 17, 2025 (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(a)(1)(F)	Form of Second Supplemental Indenture between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(a)(1)(G)	Form of 10.00% Senior Note due 2030 (included as Exhibit A to Exhibit (a)(1)(F) above).
(a)(1)(H)*	Letter to Holders of Old Notes.
(a)(5)(A)	Press Release, dated June 17, 2025 (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(b)	Not applicable.
(d)(1)	Indenture dated as of October 13, 2021 between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on October 13, 2021).
(d)(2)	First Supplemental Indenture dated as of October 13, 2021 between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on October 13, 2021).
(d)(3)	Form of 8.50% Senior Note due 2026 (included as Exhibit A to Exhibit (d)(1) above).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).

___________________

*Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GREENIDGE GENERATION HOLDINGS, INC.

By:	/s/ Jordan Kovler
	Name:	Jordan Kovler
	Title:	Chief Executive Officer

Date: June 20, 2025